Exhibit 15(d)

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the years ended December 31, 2006 and 2005 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the audited financial statements and MD&A for the year ended December 31, 2005.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar figures included therein and in the following MD&A are quoted in Canadian dollars. Readers should be aware the following MD&A relates only to the three months and year ended December 31, 2006 and year ended December 31, 2005 as the Company became a public Company on December 1, 2005 and there is no publicly released prior quarterly comparative period. The date of this MD&A is March 23, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the Toronto Venture Stock Exchange and the American Stock Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This disclosure includes forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This disclosure also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. As a result of these risks and uncertainties and a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forward-looking statements will prove to be correct.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act. In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007. Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired. As at March 30, 2007 there were 31,767,520 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation. Its primary emphasis has been on exploration for natural gas offshore Nova Scotia and offshore Trinidad and Tobago. The Company also holds a 10% working interest in a gas producing well in western Canada. During the year month ended December 31, 2007 the Company did not conduct any exploration activity on its holdings. The Company expects to commence exploration activity (spud date of first exploration well) in Trinidad and Tobago near the end of April 2007. The Company did earn production revenue in the three months and year ended December 31, 2006 from its 10% interest in the western Canada well.

Challenger’s business objective for the remainder of the year is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the year ended December 31, 2006 the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $10.1 million ($8.9 million US) in respect of obligations under the Participation Agreement as at December 31, 2006. Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s Block 5(c) revenue share by helping Canadian Superior fund exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago. In order to fully earn its revenue share in Block 5(c), Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.

OVERALL PERFORMANCE

Year  ended December 31, 2006

For the year ended December 31, 2006 Challenger carried on minimal operations and had minimal revenues. As at December 31, 2006 Challenger had working capital of $8.4 million, which reflects cash remaining from the private placement (described in “Major Transactions Affecting Financial Results”) completed in the first quarter of 2006. As at December 31, 2006, the Company transferred of $10.1 million to Canadian Superior as per the Block 5(c) Participation Agreement. The expenses of Challenger during the year ended December 31, 2006 related primarily to stock based compensation and professional fees and administration costs related to general corporate purposes and costs incurred in relation to the Company’s pursuit of a listing of its shares for trading on an exchange in the United States. The listing was achieved on the American Stock Exchange and trading began on January 29, 2007.

Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November, 2004 by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.

SELECTED FINANCIAL INFORMATION

	3 months ended	Year ended	Year ended
	December 31, 2006	December 31, 2006	December 31, 2005
	(unaudited)	(audited)	(audited)

Total Revenue	$124,890	$540,100	$46,238
Net (Loss)	$(540,829)	$(2,522,497)	$(476,153)
Per Share basic	$(0.02)	$(0.08)	$(0.03)
Per Share diluted	$(0.02)	$(0.08)	$(0.03)

Cash Expenses for the Period	$275,441	$1,006,028	$402,332
Stock Option Compensation Expense	$661,773	$1,893,009	$102,158
Depletion, Depreciation and Accretion	$87,603	$171,779	$17,901
Total Expenses for the Period	$1,024,817	$3,070,816	$522,391
Foreign Exchange Gain	$359,099	$8,219	—

Total Assets	$19,342,356	$19,342,356	$1,741,936
Total Liabilities	$209,905	$209,905	$147,956
Share Capital	$16,753,896	$16,753,896	$2,019,750
Common Shares Outstanding	31,344,008	31,344,008	22,599,564

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.     In February of 2006, the Company entered into a “best efforts” financing agreement with Pritchard Capital Partners, L.L.C., as lead agent, to issue up to 8,644,444 Units on a private placement basis at a price of Cdn.$2.25 per Unit. In February and March 2006 the Company issued all 8,644,444 Units at a price of Cdn.$2.25 per Unit for gross proceeds of approximately Cdn.$19.5 million, fully subscribing the financing. Each Unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at an exercise price of Cdn.$2.75 per share until December 31, 2006. Proceeds from the offering are to be used for general working capital and to pursue exploration activities off-shore Trinidad and Tobago.

2.     In February of 2006, the Company issued 1,890,000 stock options to directors, officer, employees, and consultants at the exercise price of $2.25 and with a term of 5 years.

3.     On March 19, 2006, the operator of Block 5(c) in Trinidad and Tobago, Canadian Superior, entered into a firm multi-well drilling contract with the Kan Tan IV Semi-Submersible Offshore Drilling Rig, managed by Maersk Contractors and owned by BeijingZhiyan Industries Company Limited of Beijing, China. The rig is expected to commence drilling three back to back wells offshore Trinidad on Block 5(c) in the second quarter of 2007.

4.     In respect of the Block 5(c) agreements with Canadian Superior, the Company arranged for the transfer of $10.1 million (US$8.9 million) to Canadian Superior in the year ended December 31, 2006.

5.     In the third quarter of 2006, the Company issued 1,500,000 stock options to directors, officers and consultants at a weighted average exercise price of $2.22 and with a term of 5 years.

6.     In December of 2006, the Company extended the expiry date on the 4,322,222 warrants issued in respect to the private placement in February and March 2006. The additional fair value attributed to the warrants which were extended to February 28, 2007 was $177,211 and was charged to stock based compensation.

7.     On February 28, 2007, 323,512 warrants were exercised to acquire 323,512 common shares and 3,998,710 warrants expired.

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue. For the year ended December 31, 2006 interest revenue was $414,888, which is a $410,787 increase from 2005 due to larger average cash balance in the year resulting from the February/March 2006 private placement. Interest revenue for the quarter ended December 31, 2006 was $99,934, which was $2,752 less than the prior quarter. The decrease is due to a slightly lower average cash balance in the fourth quarter. Interest revenue is expected to decrease as the Company continues to fund its obligations with respect to the Participation Agreement. Challenger’s revenue from its 10% share in the Innisfail well for the year ended December 31, 2006 was $125,212, an increase of $83,075 over the prior year. This is a net result of the company owning the 10% working interest for the full year in 2006 versus two months in 2005, and a decrease in natural gas prices from

2005. Net production revenue in the three months ended December 31, 2006 decreased by $4,359 from the prior quarter due to lower average natural gas prices.

Expenses

The majority of expenses in the year and three month periods ended December 31, 2006 were stock based compensation expenses related to stock options issued and to professional fees incurred in connection with administration of the Company. Stock based compensation in 2006 was $1,893,009, a $1,720,851 increase over the prior year. This increase is due to majority of stock options currently outstanding being issued in 2006 and the fair value of these options were $1.41 higher then options issued in the prior year. Stock based compensation expense increased in the fourth quarter by $162,112 over the prior quarter, reflecting a $177,211 charge in respect to the extension of a warrant expiry date (see “Major Transactions Affecting Financial Results”).

Professional fees of $551,941 for the year ended December 31, 2006 was $227,224 higher than incurred in the previous year, largely due to the Company’s efforts towards a public stock exchange listing in the United States. Professional fees in the fourth quarter was $1,922 more than the prior quarter as there was essentially a consistent amount of activity in both quarters. Office and Administration costs of $398,126 in the year ended December 31, 2006 were $359,673 higher than the previous year due to Company being a public entity for only 1 month in 2005. The company incurred additional costs to payroll and investor communications in 2006 in fulfilling its public company requirements and activities. Office and administrative costs in the fourth quarter were $95,441, an increase of $22,927, from the prior quarter as more expenses relating to public company requirements were incurred in the fourth quarter.

The Company holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the year ended December 31, 2006 recorded an unrealized foreign exchange gain of $8,219. In the quarter ended December 31, 2006, the unrealized foreign exchange gain was $359,099, reflecting a decrease in the value of the Canadian dollar with respect to the American dollar. This gain, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Company’s cash held in U.S. dollars.

LIQUIDITY

As at December 31, 2006 Challenger had cash of $8,490,137 and working capital of $8,382,204. Since inception, the majority of Challenger’s expenses have been paid out of working capital. The Company intends to finance its capital expenditures for the first exploration well in Trinidad and Tobago in 2007 primarily through the existing cash resources which it currently expects to be sufficient. There can be no assurance that additional financing, which will be required for subsequent exploration wells, will be available to the Company in future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the year ended December 31, 2006. Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements. In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs. Challenger was, and continues to be, in a use of cash position. The Company expects to remain in a use of cash position as it begins its exploration activities. Cash for exploration activities has been provided from financings and may be provided by additional future financings.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof,  there are 31,767,520 (Dec. 31, 2005 – 22,599,564) shares outstanding. The shares are fully paid and non-assessable. Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series. In addition, as of the date hereof there are 5,220,000 options and 1,300,000 warrants (Dec. 31, 2005 – 1,800,000 options and 1,500,000 warrants) to purchase Common Shares outstanding.

The following table summarizes the Common Shares issued from December 31, 2005 to the date hereof There are no preferred shares outstanding.

Number of
Common
Description	Shares

Balance at December 31, 2005	22,599,564
2006 Private Placements of Common Shares	8,644,444
Warrants Exercised	100,000
Balance at December 31, 2006	31,344,008
Warrants Exercised	423,512
Balance at March 30, 2006	31,767,520

CAPITAL RESOURCES

In the year ended December 31, 2006, Challenger increased its capital resources by $7,342,261. Common Share proceeds of $18,038,575 (net of issue costs) were raised in a private placement (see “Major Transactions Affecting Financial Results”), the Company funded $10,090,258 of its obligations under the Participation Agreement for Block 5 (c) in Trinidad and Tobago, a further $164,941 was used in the acquisition of assets, $449,334 was used in the business, largely in connection with professional fees and office and administration costs.

In the three months ended December 31, 2006, Challenger decreased its capital resources by $167,869. $124,381 was used in the business and $90,675 was used towards its Trinidad activity and $47,187 was recovered as a result of over accrual of issue costs earlier in the year.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Challenger’s control. More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to continue it exploration program beyond its first exploration well to spud in the second quarter of 2007. There is no guarantee that such financing will be available on commercially suitable terms or at all. Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to Challenger, is made known to them by employees or third party consultants working for the Company. It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. We assessed the design of our internal controls over financial reporting as of December 31, 2006. During this process, management identified certain material weaknesses in internal controls over financial reporting.

Due to the limited number of staff which is typical of a company of our size, it is not feasible to achieve complete segregation of duties of its employees. In addition, Challenger does not have a sufficient number of finance personnel with all the technical knowledge and experience to address all complex and non-routine accounting transactions that may arise which is typical of a company our size.

Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. Management does not intend to remediate the noted weaknesses at this time due to an adequate control environment existing in the Company.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the Chief Executive Officer and a Director of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger. Mr. Agustin Aparicio is employed by Challenger as the Company’s exploration manager and is also employed by Canadian Superior Energy Inc. as a consultant. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions. In the year ended December 31, 2006 Challenger advanced $10.1 million to Canadian Superior in respect to its one-third share of costs toward the first exploration well, which is expected to spud in the second quarter of 2007.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

OUTLOOK

At December 31, 2006 Challenger had positive working capital and sufficient capital resources to cover its expected expenses and projected administrative expenses through the first half of 2007. Management is pleased with the success of its February and March, 2006 financings which raised gross proceeds of approximately $19.5 million and the initiation of funding its obligations in respect to Block 5(c) in Trinidad and Tobago under the Participation Agreement with Canadian Superior. Payments aggregating to an amount of $10.1 million as at December 31, 2006 have been made to Canadian Superior. The financings will support the ongoing funding of anticipated obligations for the first exploration well in Trinidad and Tobago during the second quarter 2007 when management expects the well to be spud. Management is optimistic that opportunities for exploration for oil and gas in offshore Trinidad and Tobago will attract further financing for the Company’s growth as required.